SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. )*

AveXis, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

05366U100

(CUSIP Number)

David Clark
Deerfield Mgmt, L.P.
780 Third Avenue, 37th Floor
New York, New York  10017
(212) 551-1600

With a copy to:

Elliot Press, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 20 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	05366U100	Page 2 of 20 Pages

1	NAME OF REPORTING PERSON Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 613,611 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 613,611 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 613,611 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.74%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of 413,611 shares held by Deerfield Special Situations Fund, L.P., 88,000 shares held by Deerfield Partners, L.P. and 112,000 shares held by Deerfield International Master Fund, L.P.

SCHEDULE 13D
CUSIP No.	05366U100	Page 3 of 20 Pages

1	NAME OF REPORTING PERSON Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 413,611
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 413,611
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 413,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.85%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No.	05366U100	Page 4 of 20 Pages

1	NAME OF REPORTING PERSON Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 88,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 88,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.39%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No.	05366U100	Page 5 of 20 Pages

1	NAME OF REPORTING PERSON Deerfield International Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 112,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 112,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.50%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No.	05366U100	Page 6 of 20 Pages

1	NAME OF REPORTING PERSON Deerfield Private Design Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,623,089
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,623,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,623,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.25%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No.	05366U100	Page 7 of 20 Pages

1	NAME OF REPORTING PERSON Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,236,700 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,236,700 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,236,700 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON PN

(2) Comprised of 413,611 shares held by Deerfield Special Situations Fund, L.P., 88,000 shares held by Deerfield Partners, L.P., 1,623,089 shares held by Deerfield Private Design Fund III, L.P. and 112,000 shares held by Deerfield International Master Fund, L.P.

SCHEDULE 13D
CUSIP No.	05366U100	Page 8 of 20 Pages

1	NAME OF REPORTING PERSON Deerfield Mgmt III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,623,089 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,623,089 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,623,089 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.25%
14	TYPE OF REPORTING PERSON PN

(3)  Comprised of 1,623,089 shares held by Deerfield Private Design Fund III, L.P.

SCHEDULE 13D
CUSIP No.	05366U100	Page 9 of 20 Pages

1	NAME OF REPORTING PERSON James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,236,700 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,236,700 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,236,700 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON IN

(4)  Comprised of 413,611 shares held by Deerfield Special Situations Fund, L.P., 88,000 shares held by Deerfield Partners, L.P., 1,623,089 shares held by Deerfield Private Design Fund III, L.P. and 112,000 shares held by Deerfield International Master Fund, L.P.

CUSIP No.	05366U100	Page 10 of 20 Pages

This Schedule 13D is filed by (i) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (ii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iii) Deerfield Management Company, L.P. (“Deerfield Management”), (iv) Deerfield Private Design Fund III, L.P. (“Deerfield Private Design Fund III”), (v) Deerfield Partners, L.P. (“Deerfield Partners”), (vi) Deerfield International Master Fund, L.P. (“Deerfield International Master Fund”), (vii) Deerfield Mgmt III, L.P. (“Deerfield Mgmt III”) and (viii) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt, Deerfield Special Situations Fund, Deerfield Management, Deerfield Private Design Fund III, Deerfield Partners, Deerfield International Master Fund and Deerfield Mgmt III, the “Reporting Persons”), with respect to the securities of AveXis, Inc. Deerfield Special Situations Fund, Deerfield Private Design Fund III, Deerfield Partners and Deerfield International Master Fund are collectively referred to herein as the “Funds”).

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the shares of Common Stock, $0.0001 par value per share (the “Common Stock”), of AveXis, Inc., a Delaware corporation (the “Company”). The address of the Company's principal executive offices is 2275 Half Day Road, Suite 160, Bannockburn, Illinois 60015.

Item 2.	Identity and Background.

(a)	This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by the Reporting Persons.

(b)	The address of the principal business and/or principal office of the Reporting Persons is 780 Third Avenue, 37th Floor, New York, New York 10017.

(c)
Flynn is the managing member of the general partner of each of Deerfield Mgmt, Deerfield Mgmt III and Deerfield Management.  Deerfield Mgmt is the general partner of Deerfield Special Situations Fund, Deerfield Partners and Deerfield International Master Fund, Deerfield Mgmt III is the general partner of Deerfield Private Design Fund III, and Deerfield Management is the investment manager of the Funds.  The Funds purchase, hold and sell securities and other investment products.  Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D.

(d)
During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
In September 2013, Deerfield Management voluntarily agreed to settle a Securities and Exchange Commission (“SEC”) inquiry relating to six alleged violations of Rule 105 of Regulation M under the Securities Exchange Act of 1934, as amended, without admitting or denying the SEC’s allegations. The violations allegedly occurred between December 2010 and January 2013. Rule 105 generally prohibits purchasing an equity security in a registered offering if the purchaser sold short the same security during a restricted period (generally defined as five business days before the pricing of the offering). Rule 105’s prohibition applies irrespective of any intent to violate the rule. The settlement involved the payment by Deerfield Management of disgorgement, prejudgment interest and a civil money penalty in the aggregate amount of $1,902,224. Other than as set forth above in this Item 2(e), during the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.	05366U100	Page 11 of 20 Pages

(f)
Each of Deerfield Mgmt, Deerfield Mgmt III, Deerfield Special Situations Fund, Deerfield Private Design Fund III, Deerfield Partners and Deerfield Management are each organized under the laws of the State of Delaware. Deerfield International Master Fund is organized under the laws of the British Virgin Islands.  Flynn is a citizen of the United States of America.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit A.

Item 3.	Source and Amount of Funds or Other Consideration.

Each of Deerfield Special Situations Fund, Deerfield Private Design Fund III, Deerfield Partners and Deerfield International Master Fund utilized available cash assets to acquire the shares of Common Stock held by such entity. The aggregate amount of funds used by each such entity to acquire such shares is set forth below.

Deerfield Private Design Fund III, L.P.	$12,782,435.10
Deerfield Partners, L.P.	$1,760,000.00
Deerfield International Master Fund, L.P.	$2,240,000.00
Deerfield Special Situations Fund, L.P.	$8,191,208.00

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired the shares reported herein for investment purposes.  Prior to the Company’s February 17, 2016 initial public offering, Deerfield Special Situations Fund and Deerfield Private Design Fund III had participated in equity financings involving the Company and had acquired shares of Common Stock, Class B-1 Preferred Stock, Class C Preferred Stock and Class D Preferred Stock (the “Preferred Stock”).  In connection with the closing of the Company’s initial public offering, the shares of Preferred Stock beneficially owned by Deerfield Special Situations Fund and Deerfield Private Design Fund III converted into shares of Common Stock.  In addition, Deerfield Special Situations Fund, Deerfield Private Design Fund III, Deerfield Partners and Deerfield International Master Fund acquired an aggregate of 486,495 shares of Common Stock in the Company’s initial public offering.

CUSIP No.	05366U100	Page 12 of 20 Pages

Pursuant to the terms of the Company’s Amended and Restated Investors’ Rights Agreement, dated as of August 11, 2014 between the Company and certain holders of Common Stock and the Preferred Stock (as amended and restated by the Second Amended and Restated Investors’ Rights Agreement, dated as of April 22, 2015, and further amended and restated by the Third Amended and Restated Investor Rights Agreement, dated as of September 3, 2015 and as modified by the Amendment, Waiver and Joinder to the Third Amended and Restated Investor Rights Agreement, dated October 13, 2015) (the “Investors’ Rights Agreement”), Jonathan Leff, a partner of Deerfield Management, was designated by Deerfield Private Design Fund III to serve on the Company’s board of directors. Although Deerfield Private Design Fund III’s right to designate directors to the board of directors of the Company terminated upon consummation of the Company’s initial public offering, Mr. Leff continues to serve on the Company’s board of directors.

CUSIP No.	05366U100	Page 13 of 20 Pages

Item 5.	Interest in Securities of the Issuer.

(a)

(1)           Deerfield Mgmt

Number of shares:	613,611 (comprised of shares held by Deerfield Special Situations Fund, Deerfield Partners and Deerfield International Master Fund)
Percentage of shares:    2.74%

(2)           Deerfield Management

Number of shares:	2,236,700 (comprised of shares held by Deerfield Special Situations Fund, Deerfield Private Design Fund III, Deerfield Partners and Deerfield International Master Fund)
Percentage of shares:    9.99%

(3)           Deerfield Special Situations Fund

Number of shares:  413,611
Percentage of shares:  1.85%

 (4)           Deerfield Private Design Fund III

Number of shares:  1,623,089
Percentage of shares:  7.25%

(5)           Deerfield Partners

Number of Shares:  88,000
Percentage of Shares:  0.39%

(6)           Deerfield International Master Fund

Number of Shares:  112,000
Percentage of Shares:  0.50%

(7)           Deerfield Mgmt III

Number of shares:	1,623,089 (comprised of shares held by Deerfield Private Design Fund III)
Percentage of shares:    7.25%

CUSIP No.	05366U100	Page 14 of 20 Pages

(8)           Flynn

Number of shares:	2,236,700 (comprised of shares held by Deerfield Special Situations Fund, Deerfield Partners, Deerfield International Master Fund and Deerfield Private Design Fund III)
Percentage of shares:    9.99%

(b)

(1)           Deerfield Mgmt

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:   613,611
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:   613,611

(2)           Deerfield Management

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  2,236,700
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  2,236,700

(3)           Deerfield Special Situations Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  413,611
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  413,611

 (4)           Deerfield Private Design Fund III

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  1,623,089
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  1,623,089

(5)           Deerfield Partners

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  88,000
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  88,000

(6)           Deerfield International Master Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  112,000
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  112,000

CUSIP No.	05366U100	Page 15 of 20 Pages

(7)           Deerfield Mgmt III

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  1,623,089
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  1,623,089

(8)           Flynn

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  2,236,700
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  2,236,700

Flynn is the sole member of the general partner of each of Deerfield Mgmt, Deerfield Mgmt III and Deerfield Management.  Deerfield Mgmt is the general partner, and Deerfield Management is the investment advisor, of Deerfield Special Situations Fund, Deerfield Partners and Deerfield International Master Fund.  Deerfield Mgmt III is the general partner, and Deerfield Management is the investment advisor, of Deerfield Private Design Fund III.

(c)  On February 17, 2016, in connection with the closing of the Company’s initial public offering, all shares of Class B-1 Preferred Stock, Class C Preferred Stock and Class D Preferred Stock were automatically converted into shares of Common Stock on a basis of 1 share of Common Stock for 1 share of Preferred Stock (after giving effect to a 1.38-for-1 forward stock split of the Preferred Stock effected by the Company on February 1, 2016). The number of shares of Common Stock acquired by the Reporting Persons upon such conversion is:

Deerfield Private Design Fund III	1,368,385
Deerfield Special Situations Fund	117,998

In addition, in connection with the Company’s initial public offering, Deerfield Special Situations Fund, Deerfield Private Design Fund III, Deerfield Partners and Deerfield International Master Fund acquired, for $20.00 per share, 163,702, 122,793, 88,000 and 112,000 shares, respectively.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the terms of the Investors’ Rights Agreement, holders of such securities at the time of execution of the agreement (including Deerfield Special Situations Fund and Deerfield Private Design Fund III) are entitled to rights with respect to the registration of their Common Stock under the Securities Act of 1933, as amended.

As an employee of Deerfield Management, all grants received by Mr. Leff as a director of the Company are for the benefit of Deerfield Management.  In this regard, on February 10, 2016 Mr. Leff received stock options for the purchase of an aggregate of 26,496 shares of Common Stock, which grants are held for the benefit of Deerfield Management.

CUSIP No.	05366U100	Page 16 of 20 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement dated as of February 19, 2016 by and among the Reporting Persons.*

Exhibit 99.2
Power of Attorney (incorporated by reference to Exhibit 24 to the Form 3 with regard to Editas Medicine, Inc. filed with the Securities and Exchange Commission on February 2, 2016 by Deerfield Mgmt, L.P., Deerfield Mgmt III, L.P., Deerfield Management Company, L.P., Deerfield Special Situations Fund, L.P., Deerfield Partners, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield PDI Financing, L.P., Deerfield PDI Financing II, L.P., Deerfield Private Design Fund II, L.P., Deerfield Private Design International II, L.P., Deerfield International Master Fund, L.P., Deerfield Healthcare Innovations Fund, L.P., Deerfield Mgmt HIF, L.P., Breaking Stick Holdings, LLC, Deerfield Private Design Fund III, L.P. and James E. Flynn.

* Filed herewith.

CUSIP No.	05366U100	Page 17 of 20 Pages
SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 19, 2016

DEERFIELD MGMT, L.P.

By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
Name:  Jonathan Isler
Title:    Attorney-in-Fact

DEERFIELD MGMT III, L.P.
By: J.E. Flynn Capital III, LLC, General Partner

By: /s/ Jonathan Isler
Name:  Jonathan Isler
Title:    Attorney-in-Fact

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:  Deerfield Mgmt, L.P., General Partner
By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
Name:  Jonathan Isler
Title:    Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND III, L.P.
By: Deerfield Mgmt III, L.P., General Partner
By: J.E. Flynn Capital III, LLC, General Partner

By: /s/ Jonathan Isler
Name:  Jonathan Isler
Title:    Attorney-in-Fact

CUSIP No.	05366U100	Page 18 of 20 Pages

DEERFIELD INTERNATIONAL MASTER FUND, L.P.
By: Deerfield Mgmt, L.P., General Partner
By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
Name:  Jonathan Isler
Title:    Attorney-in-Fact

DEERFIELD PARTNERS, L.P.
By: Deerfield Mgmt, L.P., General Partner
By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
Name:  Jonathan Isler
Title:    Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By:  Flynn Management LLC, General Partner

By: /s/ Jonathan Isler
Name:  Jonathan Isler
Title:    Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

CUSIP No.	05366U100	Page 19 of 20 Pages

Schedule A

General Partner of Deerfield Mgmt, L.P.

The general partner of Deerfield Mgmt is J.E. Flynn Capital, LLC.  The address of the principal business and/or principal office of Deerfield Mgmt and J.E. Flynn Capital, LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Special Situations Fund, L.P.,
Deerfield Partners, L.P. and Deerfield International Master Fund, L.P.

The general partner of Deerfield Special Situations Fund, Deerfield Partners and Deerfield International Master Fund is Deerfield Mgmt.  The address of the principal business and/or principal office of Deerfield Mgmt, Deerfield Special Situations Fund, Deerfield Partners and Deerfield International Master Fund is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Mgmt III, L.P.

The general partner of Deerfield Mgmt III is J.E. Flynn Capital III, LLC.  The address of the principal business and/or principal office of Deerfield Mgmt III and J.E. Flynn Capital III, LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Private Design Fund III, L.P.

The general partner of Deerfield Private Design Fund III is Deerfield Mgmt III.  The address of the principal business and/or principal office of Deerfield Mgmt III and Deerfield Private Design Fund III is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Management Company, L.P.

The general partner of Deerfield Management is Flynn Management LLC.  The address of the principal business and/or principal office of Deerfield Management and Flynn Management LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.